UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Edward Smolyansky
1219 N Wells St

Chicago, IL 60610

(847) 967-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Ludmila Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,452,130

	8.	Shared voting power 0

	9.	Sole dispositive power 1,452,130

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 1,452,130

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [_]

13.	Percent of class represented by amount in Row (11) 9.9%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Edward Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,608,443

	8.	Shared voting power 500,000

	9.	Sole dispositive power 2,608,443

	10.	Shared dispositive power 500,000

11.	Aggregate amount beneficially owned by each reporting person 3,108,443

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [_]

13.	Percent of class represented by amount in Row (11) 21.2%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons The Edward Smolyansky Trust 2/2/16

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,233,333

	8.	Shared voting power 0

	9.	Sole dispositive power 1,233,333

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 1,233,333

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [_]

13.	Percent of class represented by amount in Row (11) 8.4%

14.	Type of reporting person (see instructions) OO

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AMENDMENT NO. 16 to SCHEDULE 13D

This Amendment No. 17 further amends and supplements the Schedule 13D filed by Ludmila Smolyansky, Edward Smolyansky and The Edward Smolyansky Trust 2/2/16 (the “Edward Smolyansky Trust” and, together with Ludmila Smolyansky and Edward Smolyansky, the “Filing Persons”). This Amendment No. 17 is being filed by the Filing Persons for the purpose of providing the additional information set forth below.

ITEM 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D is filed on behalf of the Filing Persons, each with a business address at 1219 N Wells St., Chicago, IL 60610. Each of Ludmila Smolyansky and Edward Smolyansky is a private investor and a U.S. citizen. In the last five years, (a) none of the Filing Persons has been convicted in a criminal proceeding and (b) none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On October 26, 2023, Ludmila Smolyansky and Edward Smolyansky notified Lifeway Foods, Inc. (the “Company”) that they were nominating an individual to serve as a director of the Company, pursuant to the nomination rights set forth in the Settlement Agreement, dated July 27, 2022 (as amended, the “Settlement Agreement”), among the Company, Edward Smolyansky and Ludmila Smolyansky. Under the Settlement Agreement, the Company’s board of directors (the “Board”) will be required to appoint the nominee to the Board if the Board and its Audit and Corporate Governance Committee (the “Committee”) approve the nominee, in each case after considering of the nominee in good faith and exercising its fiduciary duties, which approvals may not be unreasonably withheld. Mrs. Smolyansky and Mr. Smolyansky also notified the Company of a second contingent nominee, to be considered if the Board or the Committee failed to approve the first nominee.

ITEM 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition of the following:

(a)	As of October 30, 2023, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (i) Ludmila Smolyansky may be deemed to be the beneficial owner of 1,452,130 shares of Common Stock, representing approximately 9.9% of the outstanding shares of Common Stock, (ii) Edward Smolyansky may be deemed to be the beneficial owner of 3,108,443 shares of Common Stock, representing approximately 21.2% of the outstanding shares of Common Stock, (iii) the Edward Smolyansky Trust may be deemed to be the beneficial owner of 1,233,333 shares of Common Stock, representing approximately 8.4% of the outstanding shares of Common Stock, and (iv) the Filing Persons together may be deemed to be the beneficial owners of an aggregate of 4,560,573 shares of Common Stock, representing approximately 31.1% of outstanding shares of Common Stock. The foregoing percentage calculations were based on 14,672,717 shares outstanding as of August 10, 2023, as reported by the Company on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, as filed with the SEC.

(b)	Ludmila Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,452,130 shares of Common Stock. Edward Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 3,108,443 shares of Common Stock, which includes the 1,233,333 shares beneficially owned by the Edward Smolyansky Trust and 100,000 shares held by his son, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock, which are held by Smolyansky Family Holdings LLC. Edward Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein, and disclaims beneficial ownership of the shares held by his son. The Edward Smolyansky Trust has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,233,333 shares of Common Stock.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2023	/s/ Ludmila Smolyansky Ludmila Smolyansky

Date: October 30, 2023	/s/ Edward Smolyansky Edward Smolyansky

THE EDWARD SMOLYANSKY TRUST 2/2/16

Date: October 30, 2023	By: /s/ Edward Smolyansky Name: Edward Smolyansky
Title: Trustee

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